P.E. 2/11/02

[redacted]

02013819

Total pages: 9

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Board of Directors' Resolution

On February 6, 2002, the board of directors of Kookmin Bank has approved and ratified the following items:

Index to items

1. Convocation of General Shareholders' Meeting for the Fiscal Year 2001

The Board of Directors has convened the first annual shareholders' meeting of Kookmin Bank as follows:

- Time Friday, March 22, 2002, 10 A.M.
- Venue auditorium, 4th floor, Yoido Headquarters, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul, Korea 150-758
- Agenda
  1) Approval of audited non-consolidated financial statements (Balance sheet, Income statement and Statement of appropriation of retained earnings) for the fiscal year 2001 (2001. 1 .1 ~ 12. 31)
  2) Amendment to the Articles of Incorporation
  3) Appointment of Directors
  4) Appointment of candidates for the members of the Audit Committee who are executive directors
  5) Appointment of candidates for the members of the Audit Committee who are non-executive directors
  6) Approval of the aggregate remuneration limit for directors

2. Disposition of Kookmin Bank Investment Trust Management

The Board of Directors has approved and ratified the disposition of Kookmin Bank's share in Kookmin Bank Investment Trust Management Co., Ltd. ("KITMC")

KITMC is an investment trust company, which mainly provides investment trust management and asset management services. As of December 31, 2001, the paid-in capital and total assets of KITMC are 30 billion Won and 39 billion Won, respectively.

Kookmin Bank will sell its entire stake of 87% in KITMC to funds lead by Morgan Stanley Global Emerging Market Inc. and affiliated funds for 44 billion Won. The 87% stake is equivalent to 5.22 million shares.

As it possesses two investment trust management companies as a result of the merger between former Kookmin Bank and H&CB, Kookmin Bank has decided to sell KITMC in order to avoid duplicate investment.

Upon completion of the disposition, Kookmin Bank shall have fourteen subsidiaries with assets totaling 13,422 billion Won based on their preliminary results.

3. Amendment to the Conditions of Stock Option

The Board of Directors has approved and ratified to add performance-based conditions as described hereinafter and to set the exercise price on the respective stock options, which were granted to each Chairman and President & CEO on November 16, 2001.

Other details not amended in this resolution shall remain as previously approved and ratified.

3.1 Purpose of the amendment

- To motivate the grantee to achieve the business targets by conditioning performance clauses in connection with the number of options which was granted to President & CEO on November 16, 2001; and
- To decide the exercise price, which was not resolved on November 16, 2001

3.2 Calculation for the number of stock options based on performance measurement

150,000 shares for Chairman and 500,000 shares for President & CEO shall not be subject to the performance. Up to 200,000 shares, which will be granted additionally, to President & CEO shall be subject to the performances-based indicators and targets.

Target performance shall be derived based on long-term management target for the end of 2004 as follows.

	Return on Equity	Market capitalization
Base	12.61 %[1]	12.9 trillion Won[2]
Target performance	25 %	21 trillion Won
Target performance increase	12.39 percentage points	8.1 trillion Won
Point	50	50

1. Kookmin Bank's ROE at the end of 2001.
2. Market capitalization of Kookmin Bank as of November 9, 2001 when the bank was listed on the Korea Stock Exchange.

The number of additional stock options up to 200,000 shares shall be determined based on the following calculation method.

- ROE means ROE at the end of the latest quarter before the exercise period (or the latest quarterly ROE prior to the retirement date, if the grantee retires earlier than his original tenure,), which is calculated in accordance with the guidelines of Financial Supervisory Service.

- Market capitalization is calculated by multiplying the number of issued shares by the trading volume-weighted share price for the previous 3 months before the exercise period (or before the retirement date, if the grantee retires earlier than his original tenure)

- The number of stock options to be granted shall be decided by the following formula:

  <u>Calculation formula</u>
  Each score = 50 points x achievement percentage
  Total score = sum of the each score
  Number of options to be granted = 200,000 shares x total score / 100 ≤ 200,000 shares

- If the total score is less than 80 points, the additional stock options shall not be exercisable.

<u>Table 1. Changes for Chairman</u>

	Resolutions made on November 16, 2001	As amended
The number of granted stocks	<u>150,000 shares</u>	<u>Unchanged</u>
When the grantee retires before his original tenure	The number of stock options shall be adjusted as follows: ■ Exercisable Options = 150,000 shares x days of employment with the Bank / original tenure of office (any share less than one shall be rounded down) ■ In counting days of employment, starting date of tenure shall be November 1, 2001.	Unchanged

Table 2. Changes for President and CEO

	Resolutions made on November 16, 2001	As amended
The number of granted stocks	500,000 shares	Unchanged
	Additional 200,000 shares ■ An additional 200,000 shares shall be granted if the average closing price of Kookmin Bank's stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation if he resigns earlier than his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. ■ The additional 200,000 shares will not be exercisable if the CEO works less than 18 months.	Additional shares up to 200,000 ■ Additional shares shall be granted if the average closing price of Kookmin Bank's stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier thank his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. ■ Additional shares up to 200,000 shares shall be granted based on total score, which calculated by the earned total scores of both ROE and market capitalization on November 17, 2004 (or on the date of his resignation, if he resigns earlier than his original tenure). ■ The granted additional shares will not be exercisable if the CEO works less than 18 months or the earned total score is less than 80 points.
When the grantee retires before his original tenure	The number of stock options shall be adjusted as follows: ■ Exercisable Options = Granted Options x days of employment with the Bank / original tenure of office (any share less than one shall be rounded down) ■ In counting days of employment, starting date of tenure shall be November 1, 2001.	Unchanged

3.3 *Exercise price*

Exercise price is calculated based on the combination of "Basic Exercise Price" (51,200 Won per share) and the increase rate of KOSPI banking industry Index. The detail calculation formula is as follows:

Calculation formula

Exercise price = 51,200 Won x {1 + the increase rate of KOSPI banking industry Index x 0.4}/100)
(The increase rate of KOSPI banking industry Index = the increase rate of KOSPI banking industry Index as of the starting date of exercise period[3] – 207.25) / 207.25 x 100

If the increase rate of KOSPI banking industry index is less than zero, it shall be regarded as zero for the calculation.

3. When the grantee retires before his original tenure, KOSPI banking industry index shall be calculated as of the date of the retirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 6, 2002

By: /s/ Yoo-Hwan Kim
(Signature)

Name: Yoo-Hwan Kim
Title: Senior Executive Vice President & Chief Financial Officer